Mail Stop 4561

September 28, 2007

Mr. Garrett Thornburg
Chief Executive Officer
Thornburg Mortgage, Inc.
150 Washington Avenue, Suite 302
Santa Fe, NM 87501

> **Re:** **Thornburg Mortgage, Inc.**
> **Form 10-K for the year ended December 31, 2006**
> **Filed March 1, 2007**
> **File No. 1-11914**

Dear Mr. Thornburg:

We have reviewed your response letter dated August 7, 2007, and have the following additional comments. Please be as detailed as necessary in your explanations. In our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-Q for the period ended June 30, 2007

Consolidated Balance Sheets, page 3

1. Please confirm to us that the additional $230 million loss noted in your Form 8-K dated August 20, 2007, in excess of the $700 million that was already reflected as an accumulated comprehensive loss on the company's consolidated balance sheet at June 30, 2007, arose from losses in value occurring after the June 30, 2007 balance sheet date.

Critical Accounting Policies and Estimates, page 29

2. In future filings please expand your discussion of your critical accounting estimates related to determining the fair value of your assets by including a quantitative as well as qualitative analysis of those estimates and assumptions that bear the risk of change. Please refer to Financial Reporting Release 72, section V. Critical Accounting Estimates.

3. Please confirm that the assumptions in your models to determine the value of securities which must be valued by management have changed over the past four quarters on a timely basis based on your loss experience and industry trends.

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As appropriate, please respond to these comments within 10 business days or tell us when you will provide us with a response. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comment.

If you have any questions, you may contact Eric McPhee at (202) 551-3693 or me at (202) 551-3486.

Sincerely,

Daniel L. Gordon
Branch Chief